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Vegan Fine Foods

All-vegan market and cafe franchise with groceries,
health & beauty care, and prepared foods

VEGANFINEFOODS.COM   FORT LAUDERDALE

retail   ecommerce   franchises   cafe   social impact



$0
of a $1,070,000 goal

Invest via a
Convertible Note

Valuation Cap: $5,000,000 Interest Rate: 8% Discount:
15% Major Investor Threshold: $25,000



*I chose this idea to solve the problem of limited access to high-quality vegan foods
that many experience. I care because I believe that everyone should have the
opportunity to conveniently shop for foods that support health, wellness, and a
better quality of life.*

Steven Smith Founder and CEO @ Vegan Fine Foods

   ABOUT   UPDATES   GRAPEVINE   ASK A QUESTION

Why you may want to support us...

1   $1.2M in revenue in first 15 months.

2   35K+ customers served last year.

3   Over 50% of our customers aren't vegan. Vegan foods have wide appeal!

4   Launched our own private label, with Vegan Fine Wines as first product
    launch in Dec. 2018.

5   This raise will support launching VFF franchises, an online store, expanding
    our private label and our in-store offerings.

6   Forbes and The Economist named 2019 "The Year of the Vegan."

7   Beyond Meat's 2019 IPO was the most successful IPO in 10 years.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Steven Smith
Founder and CEO
*Creating Vegan Fine Foods, the first all-vegan market of its kind in the United
States.*



Scott Schotter
Chief Marketing Officer
*Led marketing team that built a billion dollar global sales pipeline for a
battery energy storage company*



Carly French
Chief Administrative Officer
*Turning my passion for vegan living into a successful career by helping to
establish Vegan Fine Foods as America's All-Vegan Market.*



Sara Sherbondy
Chief Operating Officer
*Leading a team of engineers, supply chain management and operations
professionals in launching a new online cargo-shipping platform in the Middle
East region....and now using those skills to help take Vegan Fine Foods to the
next level.*



Rain Knight
Chief Financial Officer
*Having the opportunity to apply my financial experience over the years in
building businesses from scratch.*



Iselgis Garcia
Board Member


Achieving leadership positions and becoming a trusted advisor and turnaround expert in the private sector, non-profit sector, and academic sector.


Some of our investors


Scott Alter
MD, MBA


In the news



The Story of Vegan Fine Foods

We started in 2018. It's been an amazing journey and we have barely scratched the surface of the potential of the exploding natural plant-based foods market. Here's the story of Vegan Fine Foods, from concept to creation, from an idea to reality.

First, a Problem then a Solution

We opened our flagship store in Fort Lauderdale, Florida in March 2018, but the journey began long before that. It started in May, 1997. After years in graduate school, I gained a lot of weight and my health was failing. That led to the decision to take control of my health, cleanse my system, and get back on track. It led to the decision to change from a fast-food, meat-based diet to a plant-based, vegan diet.

The change turned out to be more difficult than I realized. While searching for plant-based alternatives, I had to go to multiple stores to find the products I wanted. On top of that, I spent an incredible amount of time reading product labels to make sure all the ingredients were plant-based. Doing this every week turned out to be a problem. I knew others were experiencing the same challenges in finding quality vegan products in traditional grocery stores.

The seed was planted. I knew the solution: an all-vegan grocery store where customers would find a variety of products that were certified vegan, providing a sense of relief and comfort to vegans, vegetarians, and flexitarians. That was the birth of Vegan Fine Foods. It was time to develop the plan.

A Man With a Plan

By early 2016 I had the first draft of a business plan but I needed to do more research. I wanted to study vegan markets that were already succeeding. I found out quickly that there weren't many to choose from. In the U.S., I went to Gary Null's Uptown Whole Foods in NYC and Food Fight in Portland, Oregon. Then I traveled to Europe to see Veganz in Berlin andVBites in London. I learned from all of them. Then I blended in what I learned at traditional specialty stores, such as Whole Foods and Dean & Deluca, and completed the plan.

The next step was to find a special location with lots of character. I found the perfect retail space in downtown Fort Lauderdale. The buildout took almost a year. Then I assembled a passionate team and finally, in the Spring of 2018, we opened!

Over a thousand customers came to celebrate with us on our Grand Opening Weekend!



Carrot Ribbon Cutting with Ft Lauderdale Mayor Dean Trantalis April 20th, 2018

Our First Year

We had an amazing first year, even with all the challenges a startup brings. We managed to do $1 million in sales, and served over 35,000 customers! We also learned a lot. Now we are laser focused on growing the business strategically. Based on the overwhelming feedback we received from customers and fans across the country, in addition to extensive market research, we decided that franchising would be the cornerstone of our growth strategy.

We began to implement another central part of our strategy by launching our own line of wines, called *Vegan Fine Wines*. It was the first rollout of our new *"Vegan Fine"* brand of high quality, private-label products that we plan to expand significantly in 2019 and 2020.



Vegan Fine Wines - Did you know most wines are not vegan?

In addition to our line of products, we actively promote vegan startup brands and businesses. Our customers love that they are able to find products on our shelves that are not found in mainstream grocery stores. This is one of our key differentiators. We will always be on the cutting edge of new and innovative plant-based products as this market continues its amazing growth

We have discovered that over 50% of our customers are not vegan or vegetarian. They are often occasional plant-based eaters or others curious to see what vegan food is all about. We are a very inclusive and look forward to sharing our alternatives to traditional fair with customers and communities throughout the country and around the world. Our motto is: *Strictly vegan but not just for vegans.* So far in our cafe, Vegan Mac & Cheese with Chorizo is our number one seller, and everyone loves our delicious Acai Bowls.



Next Steps

Now that we have tested our concept and proved that it works, we are preparing to franchise. We have three franchise options that we will offer to prospective franchisees: 1) *Vegan Fine Foods*, which includes groceries, prepared foods, and health & beauty care products; 2) *Vegan Fine Cafe,* which is our branded prepared foods division. We believe it has great potential as a stand alone Fast-Casual, Quick Service Restaurant, which is the fastest growing category in food franchising; and 3) *Vegan Fine Body,* our health, body, & beauty care division.

We believe these distinctive franchise offerings will be instrumental in 1) appealing to a larger group of entrepreneurs, 2) growing the brand, 3) introducing Vegan Fine Foods in communities across the United States and beyond, and 4) achieving our mission of making high-quality, vegan products accessible to everyone.

We will also be launching an e-commerce platform as part of our expansion plans. The first phase will involve taking online orders and fulfilling them at night. This model will allow us to dial in our online offering while we look at different fufillment strategies. We are a bricks & mortar store that uses social media to promote our products to a large audience that will have the option to buy online. We have followers all over the country that will have access to our products, just like our local customers.





The Vegan Tsunami

After many years in obscurity, veganism has gone mainstream. We're witnessing explosive growth in the vegan food space. This is the result of a convergence of factors. Movie makers and Netflix have influenced many people to "go vegan" by producing documentaries such as *What The Health, Fork Over Knives, Food, Inc.* and *Hungry for Change.*

Social media influencers are also taking up the vegan mantle. This is a true sea change. Even major corporations are jumping in, Burger King is now offering an all-vegan Impossible Whopper! Suddenly, there are vegan options on almost every chain restaurant menu. We are fortunate to be going into our second year of business with the positive momentum in this market. This vegan wave shows no signs of slowing down. It's an exciting time for vegans and vegan businesses!

At Vegan Fine Foods, we are seeing the same explosion of growth in number of customers, sales per customer, and total sales at the store level. For example, in the first quarter of 2019, the average number of customers per day has increased over 20%. Between February and March alone, total store sales have increased 20.2% and the average number of paying customers visiting our store daily increased 22.3%. We are seeing growth across the board, including deliveries, which increased 11% in the same time period.

As we continue to expand our product and service offerings, and execute on our 2019 strategic initiatives, we anticipate even more impressive growth in our key performance indicators, in-line with the dramatic growth in this exciting new market for natural, plant-based foods.



People, Profits, Planet

The triple bottom line is our commitment to doing our part to make the world a better place. We support our mission of making vegan options and awareness available to everyone by providing education about plant-based eating and providing transitional foods that appeal to vegans and non- vegans. We are in business to make a profit, but in so doing, our products and sustainable practices can also help the environment. We hope that you share our vision that good business and being a good corporate citizen go hand-in-hand. Thanks for your interest in Vegan Fine Foods. We hope you join our team!



Check out www.veganfinefoods.com and our socials for more!

Investor Q&A

What does your company do? ˅

− COLLAPSE ALL

We are an all-vegan market and cafe, with our flagship location in Fort Lauderdale,

Florida. We carry over 4,000 plant-based retail products on our shelves and in our frozen & refrigerated department. We have cafe, called Vegan Fine Cafe, that offers a full menu of vegan meals, smoothies, juices, bowls, and more. We have a body shop, called Vegan Fine Body, that features the best vegan supplements, body care, facial care and cosmetics.

Where will your company be in 5 years? ⌄

In five years we would like to be preparing our IPO with over 100 franchises, covering every major market in the US, with international expansion as well. We would also like to have the most successful vegan e-commerce website, providing our own "Vegan Fine" brand of products, as well as startup and national brands. We will also be leader in providing information and education on health, wellness, and nutrition.

Why did you choose this idea? ⌄

I chose this idea to solve the problem of limited access to high-quality vegan foods that many experience. I care because I believe that everyone should have the opportunity to conveniently shop for foods that support health, wellness, and a better quality of life.

Take us back to the beginning. How did you get started? ⌄

I started Vegan Fine Foods as a solution to a problem that I was experiencing. Being a vegan in the 1990s, it was difficult to find quality plant-based product. Vegan alternatives for meat, poultry, dairy, and cheese, were not widely available in grocery stores and supermarkets, even in New York City where I lived. As I transitioned to a vegan diet and lifestyle, I realized others were experiencing the same problem. That motivated me to come up with a solution, which was Vegan Fine Foods.

Where have the last few years gotten you? ⌄

The last few years gotten has been an intense journey of experiential learning in starting and managing a business in a new and fast-growing segment of an established industry. This journey has included trials, tribulations, and challenges that are common for any successful startup, but also different based on our unique set of internal resources and capabilities and external industry dynamics. Based on the "4 Stages of Competence" framework: 1) unconscious competence, 2) conscious competence 3) conscious competence 4) unconscious competence, we have reached stage 3, conscious competence. We have a solid understanding of our business and industry, and we know what needs to be done to execute our strategy, achieve our objectives, and build a profitable and successful business.

Who are your customers? ⌄

We have gotten to know our customers very well since we opened. They are a diverse group with one key thing in common: they care about their health and well-being. Based on our research, the following is an overview of our core customers:
• Most (68%) are concerned about their health and make a conscious effort to improve their diets.
• Approximately 25% identify as vegans and 30% as vegetarians.
• 65% of customers who identify as vegan and/or vegetarian do so for ethical/moral reasons
• 30% for dietary/health reasons
• 5% for spiritual/religious reasons
• 70% female and 30% male
• 35% between 16-24 years
• 45% between 25-34 years
• 12% between 35-44 years
• 8% above 45 years

Who are your competitors? ⌄

We consider specialty food stores, health food stores, grocery stores and supermarkets as competitors because they are retail food businesses and are increasing the number of vegan and plant-based products on their shelves. However, based on the uniqueness of our business model and the combination of products, services, and information we offer, our business model has not been replicated by any of our competitors. We categorize our competition as follows: 1) brick and mortar retail food stores; 2) online food retailers; 3) fast-casual & quick service restaurants (QSRs) in the healthy food space; 4) health food & supplement retailers (brick and mortar and online). The natural foods industry is growing and evolving at such a fast rate, the categories of businesses and business models, both brick & mortar and online, are changing rapidly. We continue to analyze and monitor developments on an ongoing basis.

What do you understand that your competitors don't get? ⌄

On the grocery side of our business, our competitors don't truly understand the core and growing customer group in the natural foods industry. This is based on our observations and analysis as the competition attempts to attract this group of health-conscious consumers. Here are a few important facts about this fast-growing group of consumers:
1. They do not want to be associated with cruelty, genetically modified (GMO) produce, foods contaminated with pesticides, and highly processed foods
2. They are willing to pay a premium healthy, organic, and plant-based foods.
3. They also care about values and social responsibility.
4. They want the values of the businesses they support to align with their values, especially as it related to food, the environment, and animal-cruelty.
5. They are willing to pay a premium to shop at retailers that get it.

Our team at Vegan Fine Foods gets it, and our values are closely aligned with our customers. They feel they are supporting more than just a retail store or business. They feel like they are supporting a movement away from a non-sustainable system towards one that is more compassionate, conscious, and concerned about the health and wellness of people and our planet.

Why will you win? ⌄

Because we get it. We know our customers. We understand the trends. We've done our homework. We continue to do our homework and strive for continuous learning through research and analysis. We have a devoted team that is committed to our mission and achieving our vision of being the number one retail source for all things vegan, known for world-class customer service and being a wonderful place to work and flourish.

Based on our research, less than 0.1% of all grocery stores in the United States are 100% vegan, and even a smaller percentage worldwide. In many ways, we are first-to-market with this concept on this scale in the US. We look forward leveraging our first-mover advantages and economies of scale as we increase the number of locations and expand our product and service offerings.

What's next for your business and why are you raising money now? ⌄

We have seven (7) exciting initiatives for the remainder of 2019 that are critical for Vegan Fine Foods to achieve its strategic objectives. We are raising money now to fund these key initiatives, which are the foundation of our growth strategy. They are as follows:
• Begin franchise sales starting Q3 2019
• Launch national marketing program to support franchise sales
• Build and launch e-commerce platform
• Implement new CRM, POS and Inventory Management System
• Hire top talent to support expansion and growth strategy
• Increase marketing and promotion to support flagship store
• Expand our catering operations

How will you use the funds raised on Wefunder to accomplish the next milestone? ⌄

Funds raised on Wefunder will be allocated towards the execution of our business strategy by funding our seven (7) growth initiatives:
• Begin franchise sales starting Q3 2019
• Launch national marketing program to support franchise sales
• Build and launch e-commerce platform
• Implement new CRM, POS and Inventory Management System
• Hire top talent to support expansion and growth strategy
• Increase marketing and promotion to support flagship store
• Expand our catering operations

Who created the slogan "America's All-Vegan Market" for Vegan Fine Foods? ⌄

Viva Glam Magazine dubbed Vegan Fine Foods as "America's All-Vegan Market" back in April 2018 (http://vivaglammagazine.com/introducing-the-first-vegan-fine-foods-market-in-america/). We agree!



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